**HSBC** ◆

**March 2014**
Free Writing Prospectus
Registration Statement No. 333-180289
March 27, 2014
Filed Pursuant to Rule 433

## STRUCTURED INVESTMENTS
### Opportunities in U.S. Equities
### HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
#### Principal at Risk Securities

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the underlying index has appreciated, investors will receive the stated principal amount of their investment plus a return equal to the upside performance of the underlying index. If the underlying index does not change or has depreciated, but the final index level is greater than or equal to the specified trigger level, investors will receive the stated principal amount. If the final index level is less than the trigger level, but the closing level of the underlying index has been greater than or equal to the "conversion level" of 115% of the initial index level on any trading date prior to the valuation date (a "conversion event"), investors will receive the stated principal amount. However, if the final index level is less than the specified trigger level, and a conversion event has not occurred, the investor will lose 1% for every 1% decline in the underlying index from the pricing date to the valuation date. The notes are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the limited protection against loss that applies only if a conversion event has occurred or if the final index level is greater than or equal to the trigger level. **Investors may lose up to 100% of the stated principal amount of the notes. All payments on the notes are subject to the credit risk of HSBC.**

| INDICATIVE TERMS | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Maturity date*:** | March 3, 2017, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement |
| **Underlying index:** | S&P 500® Index (Bloomberg symbol: "SPX") |
| **Aggregate principal amount:** | $ |
| **Payment at maturity:** | • If the final index level is *greater than* the initial index level: $10 + the upside payment<br>• If the final index level is *less than or equal to* the initial index level and is *greater than or equal to* the trigger level: $10<br>• If the final index level is *less than* the trigger level and a conversion event **has** occurred: $10<br>• If the final index level is *less than* the trigger level and a conversion event **has not** occurred: $10 x the index performance factor<br>*This amount will be less than the stated principal amount of $10, and will result in a loss of at least 10%, and possibly all, of your investment.*<br><br>*All payments on the notes are subject to the credit risk of HSBC.* |
| **Upside payment:** | $10 x index percent increase |
| **Index percent increase:** | (final index level – initial index level) / initial index level |
| **Initial index level:** | The closing level of the underlying index on the pricing date |
| **Final index level:** | The closing level of the underlying index on the valuation date |
| **Closing level:** | The closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Trigger level:** | 90% of the initial index level |
| **Conversion event:** | A conversion event will occur if the closing level of the index is greater than or equal to the conversion level on any scheduled trading day after the pricing date and before the valuation date. If a conversion event occurs, the minimum payment on the notes at maturity will equal the stated principal amount. |
| **Conversion level:** | 115% of the initial index level |
| **Valuation date*:** | February 28, 2017, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement |
| **Index performance factor:** | final index level / initial index level |
| **Stated principal amount:** | $10 per note |
| **Issue price:** | $10 per note |
| **Pricing date*:** | On or about March 31, 2014 |
| **Original issue date*:** | On or about April 3, 2014 (3 business days after the pricing date) |
| **Estimated initial value:** | The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any." |
| **CUSIP:** | 40434C857 |
| **ISIN:** | US40434C8579 |
| **Listing:** | The notes will not be listed on any securities exchange. |
| **Agent:** | HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)". |

| Commissions and issue price: | Price to public | Fees and commissions[1] | Proceeds to issuer |
|---|---|---|---|
| Per note | $10 | $0.25 | $9.75 |
| Total | $ | $ | $ |

(1) *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.25 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.25 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."*

*\* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the notes.*

**The estimated initial value of the notes on the pricing date is expected to be between $9.40 and $9.70 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.**

**Investment in the notes involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.**

**Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

**HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.**

**You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.**

The Equity Index Underlying Supplement dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The prospectus supplement dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

**The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.**

# Investment Summary
**Principal at Risk Securities**

The notes can be used:

- As an alternative to direct exposure to the underlying index that provides a positive return if the level of the underlying index increases.

- To avoid loss in the event of a decline of the underlying index as of the valuation date, but only if the final index level is greater than or equal to the trigger level or if a conversion event occurs. All payments on the notes are subject to the credit risk of HSBC.

| | |
|---|---|
| **Maturity:** | Approximately two years and eleven months |
| **Maximum payment at maturity:** | None. |
| **Trigger level:** | 90% of the initial index level |
| **Conversion level:** | 115% of the initial index level |
| **Minimum payment at maturity:** | None. You may lose your entire initial investment in the notes. |
| **Coupon:** | None |

HSBC ◆◆

HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
**Principal at Risk Securities**

# Key Investment Rationale

The notes offer a positive return equal to any positive performance of the underlying index. However, if the final index level is less than the initial index level by more than 10%, and a conversion event has not occurred, investors will lose 1% for every 1% that the level has decreased. **Investors may lose up to 100% of the stated principal amount of the notes.**

Investors can use the notes to participate in returns and avoid loss in the event of a decline of the underlying index on the valuation date, but only if (a) the final index level is greater than or equal to the trigger level or (b) a conversion event has occurred. All payments on the notes are subject to the credit risk of HSBC.

| | |
|---|---|
| **Upside Performance** | The notes offer investors an opportunity to participate in any increase in the level of the underlying index on a one-for-one basis. |
| **Trigger Feature** | At maturity, even if the underlying index has declined over the term of the notes and a conversion event has not occurred, you will receive your stated principal amount, but only if the final index level is greater than or equal to the trigger level. |
| **Conversion Feature** | If a conversion event has occurred, even if the final index level is less than the trigger level, you will receive your stated principal amount at maturity. |
| **Payment Scenario 1** | The final index level is greater than the initial index level and, at maturity for each note, we will pay the stated principal amount of $10 plus a return equal to the index percent increase. |
| **Payment Scenario 2** | The final index level is less than or equal to the initial index level but is greater than or equal to the trigger level, we will pay the stated principal amount of $10. |
| **Payment Scenario 3** | The final index level is less than the trigger level, and a conversion event has occurred, we will pay the stated principal amount of $10. |
| **Payment Scenario 4** | The final index level is less than the trigger level and a conversion event has not occurred, we will pay an amount that is less than the stated principal amount by an amount that is proportionate to the full decline in the final index level from the initial index level. |

HSBC

HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
**Principal at Risk Securities**

# How the Notes Work

## Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes assuming the following terms:

| | |
|---|---|
| **Stated principal amount:** | $10 per note |
| **Trigger level:** | 90% of the initial index level |
| **Conversion level:** | 115% of the initial index level |

| Notes Payoff Diagram |
|---|



## How it works

- Upside Scenario: If the final index level is greater than the initial index level, investors would receive the $10 stated principal amount plus a return equal to the percentage increase of the underlying index over the term of the notes.

    - For example, if the underlying index appreciates 3%, investors would receive a 3% return, or $10.30 per note.

- Par Scenario 1: If the final index level is less than or equal to the initial index level but is greater than or equal to the trigger level, investors would receive the stated principal amount of $10 per note.

    - For example, if the underlying index depreciates 10%, investors would receive the $10 stated principal amount.

- Par Scenario 2: If the final index level is less than the trigger level but a conversion event has occurred, investors would receive the stated principal amount of $10 per note.

    - For example, if the underlying index had appreciated 115% from the initial index level as of the market close on any trading day over the term of the notes but ultimately depreciates 40% from the initial index level to the final index level, investors would receive the $10 stated principal amount.

- Downside Scenario: If the final index level is less than the trigger level and a conversion event has not occurred, investors would receive an amount that is less than the stated principal amount based on a 1% loss of principal for each 1% decline in the level of the underlying index.

    - For example, if the underlying index had not appreciated 115% from the initial index level as of the market close on any trading day over the term of the notes, and the underlying index depreciates 40% from the initial index level to the final index level, investors would lose 40% of their principal and receive only $6 per note at maturity, or 60% of the stated principal amount.

# Risk Factors

*We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the underlying index.  You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.*

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the notes described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement; and

"— General risks related to indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The notes do not pay interest or guarantee any return of principal.**  The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest nor guarantee payment of any of the stated principal amount at maturity. If the final index level is less than the trigger level (which is 90% of the initial index level) and a conversion event has not occurred, you will receive for each note that you hold a payment at maturity that is less than the stated principal amount of each note by at least 10% and by an amount proportionate to the decline in the level of the underlying index, subject to the credit risk of HSBC.  **You may lose up to 100% of the stated principal amount of the notes.**

- **The benefit provided by the conversion feature applies only if you hold the notes to maturity** – You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if a conversion event has occurred.

- **Credit risk of HSBC USA Inc.**  The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **The market price will be influenced by many unpredictable factors.**  Several factors will influence the value of the notes in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the notes in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See "Information about the S&P 500® Index" below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

- **Investing in the notes is not equivalent to investing in the securities included in the underlying index.**  Investing in the notes is not equivalent to investing in the securities underlying the underlying index.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stocks that constitute the underlying index. Because any positive return of the level of the underlying index will not reflect any dividends paid on those stocks, an investment in the notes may underperform an investment in the securities included in the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the notes.**  S&P Dow Jones Indices LLC, the reference sponsor of the underlying index, may add, delete or substitute the stocks constituting the underlying index. In addition, the reference sponsor of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the reference sponsor may discontinue or suspend calculation or publication of the underlying index at any time.  Any such actions could affect the value of and the return on the notes.

- **The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.**  The estimated initial value of the notes will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes.  This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities.  As a result of the difference between our internal

HSBC

HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
**Principal at Risk Securities**

funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market.  In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.  We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models.  These pricing models consider certain assumptions and variables, which can include volatility and interest rates.  Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.  The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

■ **The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public.**  The price to public takes into account certain costs.  These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the notes.  These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates.  If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs.  The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the underlying index and changes in market conditions, and cannot be predicted with accuracy.  The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity.  Any sale of the notes prior to maturity could result in a loss to you.

■ **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.**  Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 7 months after the original issue date.  This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes.  We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

■ **If a conversion event does not occur, the amount payable on the notes is not linked to the level of the underlying index at any time other than the valuation date.**  The final index level will be based on the closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events.  The level of the underlying index prior to the valuation date will impact the payment on the notes only if it results in the occurrence of a conversion event.  Even if the level of the underlying index appreciates prior to the valuation date but then decrease on the valuation date to at or below the initial index level, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to such decrease.  Although the actual level of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the final index level, the payment at maturity will be based on the closing level of the underlying index on the valuation date and on whether a conversion event has occurred.

■ **The notes will not be listed on any securities exchange and secondary trading may be limited.** The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

■ **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.**  As calculation agent, HSBC or one of its affiliates will determine the initial index level, the final index level, and whether a conversion event has occurred and will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the

occurrence or non-occurrence of market disruption events (and the closing level of the underlying index on any trading day on which a market disruption event occurs), and the selection of a successor index or calculation of the final index level in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the notes in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the initial index level, that might affect the value of your notes.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.**  One or more of our affiliates expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Some of our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a significant loss on the investor's initial investment in the notes.  Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the level of the underlying index during the term of the notes, including on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **The U.S. federal income tax consequences of an investment in the notes are uncertain.**  For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.



# Information About the S&P 500® Index

The underlying index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of January 31, 2014 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Industrials.

In September 2012, the reference sponsor, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the underlying index.

*For more information about the S&P 500® Index, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

## Historical Information

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through March 25, 2014. The closing level for the SPX on March 25, 2014 was 1,865.62. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the level of the SPX on the valuation date.

**SPX Historical Performance – Daily Closing Levels
January 1, 2008 to March 25, 2014**

HSBC

HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
**Principal at Risk Securities**

## License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by HSBC, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

# Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

| General Information | |
|---|---|
| **Listing:** | The notes will not be listed on any securities exchange. |
| **CUSIP:** | 40434C857 |
| **ISIN:** | US40434C8579 |
| **Minimum ticketing size:** | $1,000 / 100 notes |
| **Denominations:** | $10 per note and integral multiples thereof |
| **Interest:** | None |
| **Events of Default and Acceleration:** | If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final index level, and the accelerated maturity date will be three business days after the accelerated valuation date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated valuation date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will also be postponed by an equal number of business days. |
| | If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Business day:** | A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York. |
| **Payment when offices or settlement systems are closed:** | If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay. |
| **Tax considerations:** | There is no direct legal authority as to the proper tax treatment of each note, and therefore significant aspects of the tax treatment of each note is uncertain as to both the timing and character of any inclusion in income in respect of each note. Under one approach, each note could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each note consistent with this approach. Pursuant to the terms of each note, you agree to treat each note under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each note as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, and subject to the discussion below addressing certain considerations if the level of the underlying index has been greater than or equal to the conversion level as of the market close on any trading day over the term of the notes, we do not intend to report any income or gain with respect to each note prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the notes for more than one year at such time for U.S. federal income tax purposes. |
| | Although we intend to treat each note described in this section as a pre-paid executory contract with respect to the underlying index as described above, there are no regulations, published rulings or judicial decisions addressing the characterization of securities with terms that are substantially the same as those of the notes described in this section, and therefore a note could be subject to some other characterization or treatment for federal income tax purposes. For example, each note could be treated as a "contingent payment debt instrument" for federal income tax purposes. In this case, in general, U.S. holders should be treated as described in the accompanying prospectus supplement under "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments." |
| | Furthermore, if the level of the underlying index is greater than or equal to the conversion level as of the market close on any trading day over the term of the notes, the Internal Revenue Service (the "IRS") could possibly assert that a U.S. holder should be treated as exchanging the notes for debt instruments subject to Treasury regulations governing "contingent payment debt instruments" for U.S. federal income tax purposes. In that event, a U.S. holder would likely be required to recognize capital gain upon the deemed exchange, and a U.S. holder should subsequently be treated as described in the accompanying prospectus supplement under "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments." If a note is purchased after the level of the underlying index has been greater than or equal to the conversion level, the risk of such an assertion by the IRS could be increased. You should consult your tax advisor regarding the possible tax consequences if the level of the underlying index has been greater than or equal |



HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017
Principal at Risk Securities

to the conversion level as of the market close on any trading day over the term of the notes.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital  and whether foreign holders should be subject to withholding tax on any deemed income accrual.  Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the notes prior to the receipt of payments under the notes or its earlier sale or exchange.  Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale or exchange).  Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the notes could be subject to U.S. withholding tax in respect of a note.  It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis).  Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the notes.

We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016.   However, the Treasury Department and IRS have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

 For a further discussion of U.S. federal income tax consequences related to each note, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

| | |
|---|---|
| **Calculation agent:** | HSBC USA Inc., or one of its affiliates. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Wealth Management.   HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of up to $0.25 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.25 for each note they sell. |
| | In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. |
| | See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement. |
| **Where you can find more information:** | This free writing prospectus relates to an offering of securities linked to the underlying index identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the underlying index identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any component security included in the underlying index or as to the suitability of an investment in the notes. |
| | HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049. |
| | You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and Equity Index Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of |

HSBC Uncapped Trigger Participation Notes Linked to the SPX with a Contingent Barrier Conversion Feature due March 3, 2017

**Principal at Risk Securities**

the accompanying prospectus supplement**,** as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.*